SECURITIES AND EXCHANGE COMMISSION 13012140
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

MAR 01 2013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Burnette (713) 993-4690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

700 Milam Street, Suite 300 (Address) Houston (City) Texas (State) 77002 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services L.L.C., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA L GRAHAM
NOTARY PUBLIC
State of Texas
Comm. Exp. 03/08/2015

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission with Report of Independent Registered Public Accounting Firm

Global Financial Services, LLC

For the Year Ended December 31, 2012

Contents

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
700 Milam Street, Suite 300
Houston, TX 77002-2848

T 832.476.3600
F 713.655.8741
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
Global Financial Services, LLC

We have audited the accompanying financial statements of Global Financial Services, LLC (a Texas limited liability company) (a majority owned subsidiary of The Edelman Financial Group, Inc.) (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Houston, Texas
February 28, 2013

Global Financial Services, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012
(Dollars in thousands)

Assets

Cash and cash equivalents	$	396
Receivable from clearing organization		306
Due from affiliates		89
Deposit with clearing organization		1,000
Furniture, equipment, and leasehold improvements, net		106
Other assets		105
	$	2,002

Liabilities and Members' Equity

Liabilities:		
Sales commissions and bonuses payable	$	437
Accounts payable and accrued liabilities		91
Payable to affiliates		176
State income taxes payable		105
Deferred rent		28
Total liabilities		837
Members' equity		1,165
	$	2,002

The accompanying notes are an integral part of this statement.

Global Financial Services, LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2012
(Dollars in thousands)

Revenue:		
Commissions	$	3,594
Principal transactions, net		11,292
Interest and dividends		620
Other income		402
Total revenue		15,908
Expenses:		
Employee compensation and benefits		9,215
Communications and data processing		1,292
Occupancy		380
Other		619
Total expenses		11,506
Net income before income taxes		4,402
(Benefit) for state income taxes		(29)
Net income	$	4,431

The accompanying notes are an integral part of this statement.

Global Financial Services, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2012
(Dollars in thousands)

Balance, December 31, 2011	$	2,704
Net income		4,431
Distributions to members		(5,970)
Balance, December 31, 2012	$	1,165

The accompanying notes are an integral part of this statement.

Global Financial Services, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012
(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	4,431
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		135
Changes in operating assets and liabilities:		
Increase in receivable from clearing organization		(42)
Increase in receivable from/payable to affiliates, net		266
Decrease in other assets		57
Increase in sales commissions and bonuses payable		1
Decrease in accounts payable and accrued liabilities		(24)
Decrease in state income taxes payable		(72)
Decrease in deferred rent		(48)
Net cash provided by operating activities		4,704
Cash flows from investing activities:		
Capital expenditures		(35)
Net cash used by investing activities		(35)
Cash flows from financing activities:		
Distributions to members		(5,970)
Net cash used by financing activities		(5,970)
Net decrease in cash and cash equivalents		(1,301)
Beginning cash and cash equivalents		1,697
Ending cash and cash equivalents	$	396
Supplemental disclosures:		
Cash paid for:		
Interest	$	2
Income taxes	$	43

The accompanying notes are an integral part of this statement.

(Dollars in thousands)

NOTE A – DESCRIPTION OF THE COMPANY AND ITS BUSINESS

Global Financial Services, LLC (the "Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to their capital account balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, J.P. Morgan Clearing Corp. under fully disclosed clearing arrangements. The Company is also registered with the National Futures Association.

Sale of Interest in the Company

On December 31, 2010, The Edelman Financial Group Inc. ("TEFG") purchased a 48.7% capital interest and a 50.1% profits interest in the Company and a 50.1% capital and profits interest in GFS Advisors, LLC, an affiliated investment advisor (the Company and GFS Advisors, LLC are hereinafter referred to collectively as "GFS"). The acquisition was made pursuant to the terms of a purchase agreement dated as of November 26, 2010, among TEFG and Robert C.A. Benjamin, Gerardo A. Chapa and Ricardo Perusquia.

On September 20, 2012, Lee Summer, LP, the ultimate parent company of TEFG, purchased an additional 25.63% capital interest and 24.95% profits interest in the Company and an additional 24.95% capital and profits interest in GFS Advisors, LLC. This acquisition was made pursuant to the terms of a purchase agreement as of September 20, 2012, among Lee Summer, LP and Robert C.A. Benjamin, Gerardo A. Chapa and Ricardo Perusquia. Subsequently, Lee Summer, LP contributed its interest in GFS to its wholly-owned subsidiary Summer Holdings I, LLC.

Summer Holdings I, LLC, TEFG, Robert C.A. Benjamin, Gerardo A. Chapa and Ricardo Perusquia are hereinafter referred to as the "GFS members".

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents. Demand balances with the Company's clearing broker/dealer have been classified as "Cash and cash equivalents" in the financial statement.

(Dollars in thousands)

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are carried at fair value as determined by market quotations. There were no securities owned or securities sold, not yet purchased, at December 31, 2012.

4. Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

5. Revenue Recognition

Securities transactions and all related revenue and expenses are recorded on a trade date basis as securities transactions occur. Commissions are recorded on a trade date basis as securities transactions occur.

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized.

6. Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the individual members. The financial statements reflect a liability and benefit for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

7. New Authoritative Accounting Guidance

ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (ASC Topic 350) – Intangibles – Goodwill and Other. ASU 2012-02 permits entities to perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. Based on the results of the qualitative assessment, if the entity determines that it is more likely than not that the asset is impaired it would then perform the impairment test; otherwise, no further impairment test would be required. The amended guidance was effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal periods beginning after September 15, 2012. The adoption of this new guidance does not have an impact on these financial statements.

(Dollars in thousands)

NOTE C – DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing broker-dealer. At December 31, 2012, the receivable from clearing organization was $306. Receivable from clearing organization represents settlements from the month of December 2012. Such amounts are normally collected within ten days after month end.

NOTE D – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2012 consist of the following:

Furniture and fixtures	$	120
Office equipment		218
Leasehold improvements		736
		1,074
Less: accumulated depreciation and amortization		(968)
	$	106

Depreciation and amortization expense aggregated $135 in 2012.

NOTE E – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2012, the Company had net capital of approximately $865 and net capital requirements of $100. The Company's ratio of aggregate indebtedness to net capital was 0.97 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(Dollars in thousands)

NOTE G – LEASE AND CONTRACTUAL OBLIGATIONS

The Company leases office facilities under a noncancelable operating lease expiring July 2013. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year ending December 31,		
2013	$	144

Rent expense relating to office facilities was approximately $229 for the year ended December 31, 2012.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2012. The Company is required to maintain certain cash or securities on deposit with the clearing broker. At December 31, 2012, cash deposits with the clearing broker organization were $1,000.

NOTE H – EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering all employees. The Plan allows employee contributions up to the maximum allowed by law which was generally $17 for 2012. The Company makes discretionary contributions to the Plan which vest immediately. The Company's contributions to the Plan for the year ended December 31, 2012 were $38.

NOTE I – STATE INCOME TAXES

The provision (benefit) for state income taxes consists of the following for the year ended December 31, 2012:

Current state income taxes	$	26
Changes in unrecognized income tax provision, including penalties and interest of $7		(55)
	$	(29)

The current year change in unrecognized tax benefits includes a reduction in penalties of $5 and in interest of $8 due to the expiration of a statute of limitations, and an increase in interest of $7.

(Dollars in thousands)

NOTE I – STATE INCOME TAXES – Continued

State income tax liabilities consist of the following at December 31, 2012:

State income taxes	$	90
Penalties and interest		15
	$	105

It is anticipated that the amount of unrecognized tax benefits will decrease by approximately $47 during the next twelve months as a result of the expiration of a statute of limitations. Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the date of filing.

NOTE J – CONCENTRATIONS AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company's customer base consists of individuals and entities located mostly outside of the United States. Deposits with and receivables from the clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250. Management does not consider this risk to be significant.

NOTE L – MEMBERSHIP INTERESTS

The Company has 1,000 common units and 100 special units of membership interests authorized, issued and outstanding.

NOTE M – RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs, however, none of the Company's overhead expenses are charged to the affiliate. Amounts due of $89 from such affiliate are included in Receivable from affiliates in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

NOTE M – RELATED PARTY TRANSACTIONS – Continued

The Company is also a member of a group of affiliated operating companies. These affiliates may make certain payments on the Company's behalf for general operating purposes. These amounts are reimbursed by the Company in cash on a periodic basis. Amounts owed to these affiliates of $176 are included in Payable to affiliates in the accompanying Statement of Financial Condition.

NOTE N – SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended December 31, 2012. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

NOTE O – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2013 and is not aware of any events which would require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED

DECEMBER 31, 2012

Global Financial Services, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012
(Dollars in thousands)

Computation of Net Capital		
Total ownership equity qualified for net capital		$ 1,165
Deductions and/or charges		
Non-allowable assets:		
Receivables from non-customers	$ 3	
Receivable from affiliates, net	89	
Furniture, equipment, and leasehold improvements, net	106	
Other assets	102	300
Net capital		$ 865
Aggregate Indebtedness		
Items included in statement of financial condition		
Commissions payable		$ 387
Sales commissions and bonuses payable		50
Accounts payable and accrued expenses		267
State income taxes payable		105
Deferred rent		28
Total aggregate indebtedness		$ 837
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 56
Minimum dollar net capital requirement of reporting broker or dealer		$ 100
Minimum net capital requirement (greater of two minimum requirement amounts)		$ 100
Net capital in excess of minimum required		$ 765
Excess net capital at 1000%		$ 746
Ratio: Aggregate indebtedness to net capital		0.97 to 1

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2012.

Global Financial Services, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer under fully disclosed clearing arrangements.

Company's clearing firm: J.P. Morgan Clearing Corp.

GrantThornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
700 Milam Street, Suite 300
Houston, TX 77002-2848

T 832.476.3600
F 713.655.8741
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
Global Financial Services, LLC

In planning and performing our audit of the financial statements of Global Financial Services, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Houston, Texas
February 28, 2013